Exhibit 99.84

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2016

March 31, 2017

TABLE OF CONTENTS

INTRODUCTORY NOTES	3
Date of Information	3
Cautionary Note Regarding Forward-Looking Information and Statements	3
Technical Disclosure	4
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Overview	4
History	5
DESCRIPTION OF THE BUSINESS	10
General	10
Principal Products	10
Competitive Conditions	10
Environmental Protection	10
Employees	10
Specialized Skill and Knowledge	10
DETAILS OF THE ROOK I PROJECT	11
Project Description, Location and Access	11
History	12
Geological Setting, Mineralization and Deposit Types	13
Exploration	15
Drilling	16
Sampling, Analysis and Data Verification	19
Mineral Resource Estimate	22
RISK FACTORS	24
Negative Operating Cash Flow and Dependence on Third Party Financing	24
Pending Assay Results	25
Imprecision of Mineral Resource Estimates	25
Alternate Sources of Energy and Uranium Prices	25
Aboriginal Title and Consultation Issues	25
Exploration Risks	26
Reliance upon Key Management and Other Personnel	26
Title to Properties	26
Uninsurable Risks	26
Conflicts of Interest	27
Permits and Licences	27
Environmental and Other Regulatory Requirements	27
Political Regulatory Risks	28
Competition	28
Trading Price of Common Shares	28
Potential Dilution from Future Financings	28
Volatility of Share Price	28
No Dividends Paid to Date	29
DIVIDENDS	29
DESCRIPTION OF CAPITAL STRUCTURE	29
TRADING PRICE AND VOLUME	29
PRIOR SALES	30
DIRECTORS AND OFFICERS	31
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	35
Conflicts of Interest	36
AUDIT COMMITTEE DISCLOSURE	36
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	37
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	37
AUDITORS, TRANSFER AGENT AND REGISTRAR	37

MATERIAL CONTRACTS	38
INTERESTS OF EXPERTS	38
ADDITIONAL INFORMATION	38

INTRODUCTORY NOTES

Date of Information

In this annual information form (“AIF”), NexGen Energy Ltd., together with its current subsidiaries (other than IsoEnergy Ltd.), as the context requires, is referred to as the “Corporation” and “NexGen”. All information contained in this AIF is at December 31, 2016, unless otherwise stated, being the date of the Corporation’s most recently completed financial year.

Cautionary Note Regarding Forward-Looking Information and Statements

This AIF contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Corporation in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Corporation’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in this AIF under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Technical Disclosure

Unless otherwise indicated, scientific and technical information in this AIF has been reviewed and approved by Garrett Ainsworth, NexGen’s Vice-President, Exploration and Development, a “qualified person” for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Ainsworth has verified the sampling, analytical and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

CORPORATE STRUCTURE

NexGen was incorporated on March 8, 2011 under the Business Corporations Act (British Columbia) (the “BCBCA”) as “Clermont Capital Inc.”, a “capital pool company” within the meaning of Policy 2.4 – Capital Pool Companies (the “CPC Policy”) of the TSX Venture Exchange (the “TSXV”). On August 29, 2012, the Corporation’s common shares commenced trading on the TSXV under the symbol “XYZ.P”.

On April 19, 2013, the Corporation completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”. On April 22, 2013, the Corporation’s common shares commenced trading under the symbol “NXE”. See “General Development of Business – History”.

The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador.

The Corporation’s head office is located at Suite 3150-1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

Effective May 21, 2015, the Corporation amended its articles to implement a requirement for advance notice in connection with the election of directors of the Corporation.

The Corporation has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 71.7% of the outstanding common shares of IsoEnergy Ltd. (“IsoEnergy”) as at December 31, 2016 and as of the date hereof. Each of the Subsidiaries and IsoEnergy were incorporated (and continue to exist) under the BCBCA.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Prior to completion of the Qualifying Transaction (as defined below) on April 19, 2013, the Corporation was a “capital pool company” and did not have assets, other than cash, and conducted no business operations except for the identification and evaluation of potential acquisitions.

Since completion of the Qualifying Transaction, the Corporation is and has been engaged in the exploration of its portfolio of early stage uranium exploration properties, located in the Athabasca Basin of Saskatchewan.

NexGen’s principal asset is currently its 100% interest in the Rook I project, an exploration project in the Athabasca Basin, Saskatchewan (the “Rook I Project”), which includes the Arrow discovery in February 2014, the Bow discovery in March 2015 and the Harpoon discovery in August 2016.

The Rook I Project is located in the Southwest Athabasca Basin, Saskatchewan, Canada. The Rook I Project consists of 32 contiguous mineral claims totalling 35,065 hectares.

History

Qualifying Transaction

On December 31, 2012, the Corporation entered into an amalgamation agreement (the “Amalgamation Agreement”) with NexGen Energy Ltd. (“Old NexGen”), pursuant to which: (i) the Corporation would consolidate its common shares on a 2.35:1 basis (the “Consolidation”); (ii) the Corporation would acquire all of the issued and outstanding common shares of Old NexGen in exchange for common shares of the Corporation, on a one-for-one (post-Consolidation) basis; (iii) Old NexGen would amalgamate with 0957633 B.C. Ltd., then a wholly-owned subsidiary of the Corporation, created solely for that purpose, to form “NexGen Uranium Ltd”; (iv) the Corporation would change its name to “NexGen Energy Ltd.”; (v) the board of directors and management of the Corporation would be reconstituted to consist of nominees of Old NexGen; and (vi) the holders of all outstanding options and warrants of Old NexGen would receive replacement options and warrants to purchase options and warrants of the Corporation substantially on the same terms and conditions (collectively, the “Qualifying Transaction”).

The Qualifying Transaction was approved by the shareholders of each of the Corporation and Old NexGen on March 14, 2013 and was completed on April 19, 2013, upon receipt of TSXV approval. The Qualifying Transaction was a “qualifying transaction” for the purposes of the CPC Policy. On April 23, 2013, the Corporation’s common shares commenced trading under the symbol “NXE”.

Old NexGen was incorporated for the purpose of acquiring the Radio Project. To that end, on February 21, 2012 Old NexGen entered into a transfer agreement (the “Transfer Agreement”) with Tigers Realm Minerals Pty Ltd. (“Tigers Realm”) pursuant to which Tigers Realm transferred its interest in an option agreement between Tigers Realm and Michael Lederhouse, Timothy A. Young and Matthew J. Mason as optionors (collectively, the “Optionors”) dated December 5, 2011 (the “Radio Option Agreement”) to Old NexGen.

The Radio Option Agreement (as amended June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013, June 28, 2013, and February 21, 2014) granted NexGen the exclusive option to acquire a 70% interest in the Radio Project, in exchange for a combination of cash, shares and exploration expenditures on the Radio Project, including an obligation to incur $10,000,000 of expenditures by May 31, 2017.

The Radio Option Agreement provides that the Optionors shall retain a 2% net smelter royalty and a 2% gross overriding royalty on production from the property, calculated in accordance with the Radio Option Agreement.

Year ended December 31, 2014

Financings

On March 26, 2014 NexGen completed a bought deal short form prospectus offering, including exercise of the over-allotment option granted in connection therewith, of an aggregate of 25,645,000 units at a price of $0.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder thereof to purchase an additional common share at a price of $0.65 until March 26, 2016. The offering was led by Dundee Securities Ltd., on behalf of a syndicate of underwriters which included Raymond James Ltd., Cantor Fitzgerald Canada Corporation and Macquarie Capital Markets Canada Ltd.

On November 12, 2014, NexGen completed a brokered private placement of 25,000,000 flow-through common shares (including those issued upon exercise of the over-allotment option) at a price of $0.46 per common share, on a “bought deal basis”. The offering was led by Cormark Securities Inc., on behalf of a syndicate of underwriters including Dundee Securities Ltd., Cantor Fitzgerald Canada Corporation and Edgecrest Capital Corporation.

Corporate

Effective April 22, 2014, the NexGen board of directors adopted a shareholder rights plan (the “Shareholder Rights Plan”). The adoption of the Shareholder Rights Plan was ratified and approved by NexGen shareholders at its annual general meeting held on May 22, 2014.

The Shareholders Rights Plan is intended to ensure that, to the extent possible: the shareholders of the Corporation and the board have adequate time to consider and evaluate any unsolicited bid for the common shares of the Corporation; the board has adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; the Corporation’s shareholders are treated fairly in connection with any take-over bid made for the shares of NexGen; and the board can take steps to enhance shareholder value if an unsolicited bid is received.

Pursuant to an agreement dated April 24, 2014, between Longharbour Exploration Corp. (now NxGold Ltd.) (“NxGold”), the Corporation purchased a 75% interest in four mineral dispositions situated in the Athabasca Basin, Saskatchewan known as the “2Z Lake” property and one mineral disposition situated in the Athabasca Basin, Saskatchewan known as the “Madison property” (together, the “Properties”) and was granted an option (the “NXN Option”) to acquire the remaining 25% interest in exchange for: (i) in respect of the 75% interest, 361,930 common shares in the capital of NexGen; and (ii) in respect of the 25% interest, $45,000 of common shares in the capital of NexGen (based on the 5 day volume weighted average price preceding the exercise of the NXN Option).

Exploration

In January 2014, a two drill rig, 7,442 metre program over 17 holes on the Rook I Project was completed. Holes drilled as part of this program represented the first discovery of mineralization at the Arrow deposit.

In May 2014, a three drill rig, 18,886 metre program over 35 holes was primarily initiated to follow up on uranium mineralization at the Arrow zone. Drill hole AR-14-30 at the Arrow zone was the highlight of the summer program, featuring 63.5 metres of 7.54% U3O8 and over 20.0 metres of 10.17% U3O8.

An additional airborne VTEM survey over a portion of the Rook I Project area was completed in 2014. In 2014, NexGen also carried out a ground radiometric and boulder prospecting program in order to investigate many of the radiometric anomalies identified in previous airborne surveys.

Year Ended December 31, 2015

Financings

On May 26 and 28, 2015, the Corporation completed a bought deal short form prospectus offering, including exercise of the over-allotment option granted in connection therewith, and issued an aggregate of 54,602,000 common shares at a price of $0.50 per common share for gross proceeds of $27,301,000. The offering was co-led by Cormark Securities Inc. and Cantor Fitzgerald Canada Corporation and included Dundee Securities Ltd. and Haywood Securities Inc.

On December 9, 2015, the Corporation completed another bought deal short form prospectus offering, including partial exercise of the over-allotment option granted in connection therewith, and issued an aggregate of 32,812,500 common shares at a price of $0.64 per share for gross proceeds of $21,000,000. The offering was co-led by Cormark Securities Inc. and TD Securities Inc. and included Cantor Fitzgerald Canada Corporation, Raymond James Ltd., Haywood Securities Inc. and BMO Nesbitt Burns Inc.

Corporate

On May 21, 2015, the Corporation’s shareholders approved an advance notice policy. The advance notice policy requires that: (i) in the case of an annual meeting of shareholders, nominations for the election of directors must be submitted not less than 30 days and not more than 65 days prior to the date of the annual meeting; and (ii) in the case of a special meeting of shareholders, nominations must be made not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the meeting was made.

On June 26, 2015, the Corporation entered into a debt settlement agreement with Tigers Realm, pursuant to which the Corporation issued 1,652,029 common shares to Tigers Realm in full and final satisfaction of $1,354,664 then owing by the Corporation to Tigers Realm. The common shares issued to Tigers Realm were subject to a hold period of four months plus a day and were issued at a fair value of $0.76 per share.

On August 7, 2015, the Corporation began trading as a Tier 1 Issuer on the TSX-V. On August 25, 2015, the Corporation commenced trading on the OTCQX Best Market under the symbol “NXGEF”.

Exploration

In January 2015, the Corporation completed a radon-in-water geochemical survey and a ground gravity survey, both at the Rook I Project.

Also, in January 2015, the Corporation commenced a 18,000 metre winter drill program at the Rook I Project, which was ultimately expanded to 21,715 metres over 54 holes. The highlight of the 2015 winter drill program was the Bow discovery under the northeast arm of Patterson lake represented by hole BO-15-10 which intersected 20% U3O8 over 9.5 metres.

In June 2015, NexGen commenced its third summer drill program, which concluded at 33,010 actual metres drilled over 60 holes. This summer drill program included, for the first time, the use of directional core drilling technology. Directional drilling allows for precise, controlled deviation of drill holes and for multiple branches to be drilled from one pilot hole.

The highlights of the 2015 summer drill programs were: (i) hole AR-15-49c2 which intersected 12.01% U3O8 over 50 metres including 18 metres at 20.55% U3O8; (ii) the identification of the A4 shear zone; and (iii) hole AR-15-62 which intersected 6.35% U3O8 over 124 metres including 10% U3O8 over 78 metres.

Year Ended December 31, 2016

Financings

On June 10, 2016, the Corporation completed a private placement of US$60 million in aggregate principal amount of unsecured convertible debentures (the “Debentures”) to CEF Holdings Limited and/or affiliates of its shareholders (“CEF”). The Debentures have a term of five years with a maturity date of June 11, 2021 and bear interest at a rate of 7.5% per annum, payable semi-annually, with 5% payable in cash and the remaining 2.5% payable in common shares of the Corporation, such shares to be issued at a price per share equal to the 20-day volume-weighted average trading price (“VWAP”) calculated in US dollars prior to the date each such interest payment is due.

The Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Corporation at a conversion price of US$2.3261 per common share (the “Conversion Price”). The Corporation may redeem the Debentures in whole or in part on or after June 10, 2019 and prior to the maturity date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending on the date immediately prior to the date the redemption notice is given exceeds 130% of the Conversion Price.

An establishment fee consisting of 1,005,586 Common Shares of the Corporation, calculated as 3% of the aggregate principal amount of the Debentures at a deemed price of US$1.79 per share (based on the 20-day VWAP prior to the announcement of the financing) was paid to CEF in connection with the financing.

Upon completion of a change of control (which includes in the case of the Debenture holders right to redeem the Debentures, a change in the Chief Executive Officer of the Corporation), the holders of the Debentures or the Corporation may require the Corporation to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to June 10, 2019, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Corporation may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Corporation is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Corporation’s outstanding common shares; (b) the amalgamation, consolidation or merger of the Corporation with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Corporation following such transaction; or (c) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Corporation to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction.

Until the maturity date, the Debentures may not be converted and the holders of the Debentures may not tender any common shares of the Corporation held by them, in the event of an unsolicited take-over bid that is a change of control transaction until certain conditions are met including that the Board recommend the proposed change of control transaction or the bidder takes-up and pays for such number of common shares that it holds 66 2/3% of the outstanding common shares on a fully-diluted basis.

Corporate

On February 26, 2016, the Corporation exercised the NXN Option to purchase the remaining 25% interest in the Properties and issued 49,861 Common Shares.

As of July 15, 2016, the Corporation’s common shares were delisted from the TSXV and commenced trading on the Toronto Stock Exchange (“TSX”).

Effective June 17, 2016, NexGen transferred certain of its exploration assets to the Subsidiaries (other than NXE Energy Royalty Ltd.) in exchange for common shares in the capital of those Subsidiaries. In addition, pursuant to a transfer agreement (the “Transfer Agreement”) between IsoEnergy and NexGen, NexGen transferred to IsoEnergy all of its interest in the Radio Project (by way of an assignment of the Radio option agreement), the Thorburn Lake Project and each of the Madison, 2Z and Carlson Creek properties, all early stage exploration properties located in the Athabasca Basin, Saskatchewan (collectively, the “Acquired Properties”) on a tax deferred basis. As consideration for the Acquired Properties, IsoEnergy issued 29 million common shares to NexGen at a price of $1.00 per common share. Pursuant to the Transfer Agreement, each of IsoEnergy and NexGen agreed to elect that, for tax purposes, the transfer price of the Acquired Properties be equal to the book value thereof.

As of August 15, 2016, IsoEnergy had accrued a liability of approximately $450,000 owing to NexGen, representing operational expenses financed by NexGen on behalf of IsoEnergy which was converted into 450,000 common shares at a price of $1.00 per share.

The common shares of IsoEnergy commenced trading on the TSXV on October 19, 2016 and as of the date hereof, NexGen holds 29,450,002 common shares of IsoEnergy (representing 71.7% of the outstanding common shares of IsoEnergy), of which 26,505,002 are subject to the terms of a Tier 2 value escrow agreement imposed by the TSXV and will be released in equal instalments over the ensuing 36 months.

Exploration

In January 2016, the Corporation commenced a 30,000 metre winter drill program at the Rook I Project, which was ultimately expanded by an additional 7,500 metre spring drill program. The spring drill program completed on June 25, 2016 with a total of 45,163 metres drilled and 90 completed holes having been drilled as part of the combined 2016 winter and spring drill program.

Results from the Arrow deposit for the winter/spring 2016 program are highlighted by AR-16-63c2 which intersected 15.20% U3O8 over 42 m and 12.99% U3O8 over 46.5 m. In addition, AR-16-76c1 intersected 11.29% U3O8 over 67.5 m including 9.0 m at 51.35% U3O8.

Step-out drilling during the program was successful and two significant new areas of mineralization were discovered. Firstly, high-grade uranium mineralization was identified in the A1 shear for the first time where scissor hole AR-16-84c1 intersected 2.13% U3O8 over 28.5 m including 3.99% U3O8 over 11.0 m. Secondly, uranium mineralization was intersected 180 m southwest of the Arrow deposit where drill hole AR-16-90c3 intersected 8.09% U3O8 over 13.0 m including 10.33% U3O8 over 10.0 m.

The highlight of regional drilling during the winter/spring 2016 drilling program was the discovery the Cannon occurrence. It was tested with eleven drill holes, three of which intersected narrow zones of low grade uranium mineralization.

In July 2016, the Corporation commenced a 35,000 metre summer drill program at the Rook I Project, which was expanded by an additional 11,500 metres. The summer drill program completed on November 8, 2016 with a total of 51,829.5 metres drilled and 85 completed holes.

Results from the Arrow deposit for the summer 2016 program are highlighted by scissor hole AR-16-98c2 which intersected 7.59% U3O8 over 73.5 m including 51.40% U3O8 over 10.0 m. In addition, scissor hole AR-16-91c2 intersected 12.69% U3O8 over 40.5 m including 25.0 m at 19.97% U3O8.

During the summer 2016 program, the highlight of regional exploration drilling was the discovery of the Harpoon occurrence with drill hole HP-16-08 which intersected 17.0 m of continuous mineralization including 4.5 m of composite off-scale radioactivity (>10,000 to >61,000 cps via handheld RS-120 model scintillometer). Regional exploration drilling was also conducted at three other target areas during the summer 2016 program.

Recent Developments

In January 2017, the Corporation commenced a 35,000 metre winter drill program, using seven drill rigs. The objective of the 2017 winter drill program is to: (i) expand known mineralization at the Arrow deposit through continued step-out drilling; (ii) continue in-fill drilling at Arrow to decrease drill spacing to 25 metres by 25 metres; and (iii) assess high priority regional targets.

On March 6, 2017, the Corporation announced its updated mineral resource estimate on the Rook I Project. The indicated mineral resource category reported 179.5 M lbs of U3O8 contained in 1.18 M tonnes of mineralization grading 6.88% U3O8. The inferred mineral resource category reported 122.1 M lbs of U3O8 contained in 4.25 M tonnes of mineralization grading 1.30% U3O8. For details of this mineral resource estimate see “Details of the Rook I Project - Mineral Resource Estimates.”

DESCRIPTION OF THE BUSINESS

General

Since completion of the Qualifying Transaction, the principal business activity of the Corporation has been, and continues to be, the exploration of its portfolio of early stage uranium properties, principally the Rook I Project, located in the Athabasca Basin of Saskatchewan.

The Corporation’s strategic objective is to progress exploration and development of its Rook I Project and to maximize shareholder returns through capital appreciation.

Principal Products

The Corporation is in the mineral exploration business, does not have any marketable products at this time and is not distributing any products at this time. In addition, the Corporation does not know when or if the properties will reach the development stage and if so, what the estimated costs would be to reach commercial production.

Competitive Conditions

The mineral exploration business is a competitive business. The Corporation competes with numerous other companies and individuals who may have greater financial resources in the search for and the acquisition of personnel, contractors, funding and attractive mineral properties. As a result of this competition, the Corporation may be unable to obtain additional capital or other types of financing on acceptable terms or at all, acquire properties of interest or retain qualified personnel and/or contractors. See “Risk Factors – Competition”.

Environmental Protection

The Corporation’s exploration activities are subject to various levels of federal and provincial laws and regulations relating to the protection of the environment. Due to the early stage of the Corporation’s activities, environmental protection requirements have had a minimal impact on the Corporation’s capital expenditures and competitive position. If needed, the Corporation will make and will continue to make expenditures to ensure compliance with applicable laws and regulations. New environmental laws and regulations, amendments to existing laws and regulations, or more stringent implementations of existing laws and regulations could have a material adverse effect on the Corporation by potentially increasing capital and/or operating costs. See “Risk Factors – Environmental and Other Regulatory Requirements”.

Employees

As at December 31, 2016, the Corporation had 22 employees. The operations of the Corporation are managed by its directors and officers. NexGen engages consultants from time to time in the areas of mineral exploration, geology and business negotiations and management. See “Risk Factors – Reliance upon Key Management and Other Personnel”.

Specialized Skill and Knowledge

The Corporation’s business requires specialized skill and knowledge in the areas of geology, mineral exploration, business negotiations, accounting and management. To date, the Corporation has been able to locate and retain such employees and consultants and believes it will continue to be able to do so. See “Risk Factors – Reliance upon Key Management and Other Personnel” below.

Foreign Operations

The Corporation is incorporated pursuant to the laws of British Columbia and is a reporting issuer in each of the provinces of Canada, except Quebec. The Corporation’s principal assets are located in the Province of Saskatchewan. The Corporation is not dependent on any foreign operations.

DETAILS OF THE ROOK I PROJECT

The following disclosure relating to the Rook I Project is based on information derived from the technical report entitled “Technical Report on the Rook I Property, Saskatchewan, Canada” dated effective March 31, 2017 (the “Rook I Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Corporation’s profile on SEDAR at www.sedar.com. All scientific and technical information in this summary has been reviewed and approved by Messrs. Mathisen and Ross.

Project Description, Location and Access

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon. The Rook I Project covers parts of National Topographic System map sheets 74F/07, 74F/10 and 74F/11.

Rook I Project is best accessed by all-weather gravel Highway 955, which travels north-south approximately eight (8) kilometres west of the Arrow deposit and which is maintained year round. From Highway 955 a 13 kilometre long all-weather, single lane road provides access to the western portion of the Rook 1 Property. There are also several passable four-wheel drive roads and trails that provide access to much of the Rook I Project. Fixed wing aircraft on floats can land on lakes on and near the Rook I Project. Remote parts of the Rook I Project can be accessed by helicopter.

The Rook I Project consists of 32 contiguous mineral dispositions (claims) totalling 35,065 hectares. The Arrow deposit is situated on claim S-113927. The mineral dispositions that make up the Rook I Project are in good standing until between May 13, 2019 and June 13, 2038. In order to keep the dispositions in good standing, the claim holder must undertake prescribed minimum exploration work on a yearly basis. The current requirement for the Rook I dispositions is either $15 or $25 per hectare per year, with the higher amount owing in respect of claims that have been in existence in excess of 10 years.

NexGen acquired the Rook I Project in December 2012 and has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 through S113933. The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production. There are no other underlying interests, payments, back-in rights or other agreements on the Rook I Project, other than those on claims S-113928 to S-113933 (formerly claim S-108095).

In order to carry out exploration on the ground, the following permits are required: (i) a surface exploration permit; (ii) a forest product permit; and (iii) an aquatic habitat protection permit. Drill programs also require a term water rights permit from the Saskatchewan Watershed Authority and notice must be given to Saskatchewan Environment, the Heritage Resource Branch and the Water Security Agency. NexGen has all required permits to conduct its proposed exploration program.

The author of the Rook I Technical Report is not aware of any significant factors or risks which might affect access, title, or the right or ability to perform work on the Rook I Project including environmental liabilities.

History

Pursuant to an agreement to purchase mineral claims dated June 20, 2005 (as amended) Titan Uranium Inc. (“Titan”) purchased disposition S-108095 (now S-113928 through S-113933) from 455702 B.C. Ltd. and 643990 B.C. Ltd. The remainder of the claims comprising the Rook I Project were subsequently ground staked by Titan in 2007 and 2008. In 2012, pursuant to a mineral property acquisition agreement between Titan and Mega Uranium Ltd. (“Mega”), Titan sold the Rook I Project to Mega. NexGen acquired the Rook I Project from Mega pursuant to an asset purchase agreement dated November 14, 2012.

Recorded exploration in and around the dispositions comprising the Rook I Project commenced in 1968. From 1968 to 1970, each of Bow Valley Company Ltd., Wainoco Oil and Chemicals Ltd. and Canada Southern Petroleum and Gas Ltd. flew airborne magnetic and radiometric surveys and carried out prospecting and geochemical sampling. They found little to warrant continued work and relinquished their permits in the early 1970’s. The next recorded work was by Uranerz Exploration and Mining Ltd. which completed geological mapping, prospecting, lake sediment sampling and a helicopter borne radiometric survey in 1974 but found nothing to warrant further work.

From 1976 to 1982, Canadian Occidental Petroleum Ltd. (“Canoxy”), Houston Oil and Gas Ltd., Hudson Bay Exploration and Development Company Ltd. (“HBED”), Kerr Addison Mines Ltd. (“Kerr”) and Saskatchewan Mining and Development Corp. (“SMDC”, now Cameco) completed airborne INPUT EM surveys which detected numerous conductors, many of which were subject to ground surveys prior to drilling. Airborne magnetic-radiometric surveys were also done and followed up by prospecting, geological mapping, lake sediment surveys and some soil and rock geochemical sampling. Few anomalies were found other than those located by the airborne and ground EM surveys.

Also, from 1980 to 1982, SMDC drilled 13 holes, on what is now S-113933. PAT-04 intersected weak uranium mineralization (171 parts per million of uranium (ppm U) over 1 metre) in highly altered basement rocks just below the unconformity at 97 metres. Drill hole PAT-13 intersected 64 ppm U3O8 over a 9 metre interval just below the unconformity from 110 metres to 119 metres. The mineralization and alteration were reported to be similar to that seen at unconformity associated uranium deposits in the Athabasca Basin.

To the east, Kerr drilled 24 holes from 1977 to 1979. No significant alteration or mineralization was intersected. HBED drilled two holes in 1982 on claims which cover part of what is now S-113920. The holes hit graphitic gneisses but no radioactivity. Canoxy reported drilling 41 holes from 1978 to 1980 but only 20 of these are on current dispositions comprising the Rook I Project. Drilling did not intersect any uranium mineralization but did intersect thick glacial till deposits, basement regolith and geological structures.

In 1982, exploration waned in the western part of the Athabasca Basin and companies allowed their claims to lapse as they came due. There is little work recorded in the assessment files from 1982 to 2006.

In 2006, Titan carried out airborne Mega TEM and EM VTEM airborne surveys, which detected and/or confirmed numerous strong EM anomalies. A ground MaxMin II horizontal loop EM survey in 2008 confirmed the presence of many of the airborne anomalies.

In 2012 Mega completed a ground gravity survey over parts of claims S-113921 through S-113933, which identified a number of anomalies. At the same time Mega undertook a soil geochemical survey and prospecting program. No soil geochemical anomalies or radioactive boulders were identified.

Geological Setting, Mineralization and Deposit Types

Regional Geological Setting

The Rook I Property is located along the southwestern rim of the Athabasca Basin, a large Paleoproterozoic-aged, flat-lying, intracontinental, fluvial, redbed sedimentary basin which covers much of northern Saskatchewan and part of northern Alberta. It consists principally of unmetamorphosed sandstones with local conglomerate beds that are collectively known as the Athabasca Group.

The base of the Athabasca Group is marked by an unconformity with the underlying crystalline basement rocks of the Archean to Paleoproterozoic-aged Hearne and Rae provinces to the east and west, respectively, and the Proterozoic Talston Magmatic Zone (“TMZ”) to the west. The basement immediately below the unconformity typically has a paleoweathered profile ranging from a few centimetres to up to 220 m thick where fluid migration was aided by fault zones. Paleoweathered profiles usually consist of a thin bleached zone at the unconformity which grades into a hematite altered zone and then a chlorite altered zone before alteration features dissipate.

The southwest part of the Athabasca Group is overlain by flat lying Phanerozoic rocks of the Western Canada Sedimentary Basin comprised of mudstones, siltstones and sandstones.

Local and Property Geology

The oldest rocks in the area of the Property occur in the TMZ. Within the area of the Rook I Project, the TMZ consists chiefly of granitic, granodioritic, tonalitic, dioritic, and locally gabbroic gneisses. There are also local bodies of graphitic and chloritic semipelitic to pelitic gneisses that typically occur as discontinuous, elongate, north-northeast trending lenses and schlieren ranging from less than one kilometre to greater than 10 km in length. These paragneiss bodies are the chief host rock of uranium mineralization in basement settings in the area including the Arrow deposit.

The Rook I Project straddles the Athabasca Group basal unconformity. Overlying the basement rocks in the area are the flat lying sandstones of the Athabasca Group. Where intersected in drilling, the Athabasca Group rocks are likely part of the Smart and Manitou Falls formations. These formations are both characterized by uniform quartz arenite beds and rare pebble conglomerate beds.

Phanerozoic rocks of the Cretaceous Manville Group and Devonian La Loche Formation overlie the Athabasca Group and basement rocks on portions of the western side of the Property and above the Arrow deposit. The Manville Group is characterized by non-marine to marine shales and sandstones. A coal bed marker horizon at the bottom of the Manville Group is often observed in drill core. The La Loche Formation consists of arenitic to arkosic sandstones and conglomerates.

The Rook I Project and surrounding area are covered by Pleistocene glacial deposits composed of sand, Athabasca Group sandstone boulders, and rare basement and Manville Group boulders. Glacial geomorphological topographic features are common and include northeast to east-northeast trending drumlins, outwashes, hummocky terrain, and kettle lakes.

Mineralization

Mineralization is known to occur at six locations on the Rook I Project: the Arrow deposit, the Harpoon occurrence, the Bow occurrence, the Cannon occurrence, the Camp East occurrence and the Area A occurrence, the most significant of which is the Arrow deposit. All uranium mineralization discovered on the Rook I Project to date is hosted exclusively in basement lithologies below the unconformity.

Arrow Deposit

Two key but contrasting types of uranium mineralization occur at Arrow: open space fillings and chemical replacement. Open-space fillings include massive uraninite bodies interpreted to be uranium veins, and breccia bodies where the matrix is comprised nearly exclusively of massive uraninite. Chemical replacement type mineralization includes disseminated, worm-rock and near complete to complete replacement styles.

Uranium mineralization at Arrow is closely associated with narrow, strongly graphitic pelitic and graphitic semipelitic gneiss lithologies thought to represent discrete shear zones. High grade uranium zones often occur immediately adjacent to heavily sheared and strongly graphitic zones, but never within them. The main foliation present in the Arrow area trends towards the northeast and dips sub-vertically to vertically. Currently, mineralization occurs within four discrete, parallel shear panels referred to as the A1 though A5 shears.

The mineralization in the Arrow deposit is sub-vertical and true width is estimated to be between 30% and 50% of reported core lengths based on currently available information.

Harpoon Occurrence

The Harpoon occurrence is located 4.7 km northeast of the Arrow deposit. The Harpoon occurrence is currently exclusively basement hosted and occurs within a chloritic and graphitic shear zone that is heavily clay altered. Basement lithologies observed in the area of mineralization include both orthogneiss and paragneiss of varying composition.

Mineralization at the Harpoon occurrence is foliation-parallel. It strikes towards the northeast at approximately 035° to 045° and dips towards the southeast at approximately 60° to 70°. The mineralized footprint at Harpoon has been traced over a strike length of 340 m on the Rook I Property.

Bow Occurrence

The Bow occurrence is located 3.5 km northeast of the Arrow deposit. The uranium values occurred at or just below the unconformity in fractured, slickensided, and sometimes brecciated sandstone and basement quartz-feldspar-biotite +/- graphite paragneisses with compositions ranging from psammitic to pelitic. Quartzite was also noted in several holes. Basement rocks are described as strongly bleached and clay altered.

Cannon Occurrence

The Cannon occurrence is located 1.3 km northeast of the Arrow deposit. Three of eleven holes drilled in the area encountered low-grade uranium mineralization over narrow intervals in basement lithologies. The best hole, CN-16-06, intersected 0.06% U3O8 over 1.0 m beginning 256.0 m down hole. Basement lithologies present at the Cannon occurrence area largely consist of semi-pelitic gneiss, pelitic gneiss, quartzite and orthogneiss, with relatively narrow intervals of chloritic and graphitic mylonite, the latter of which host the low-grade uranium mineralization discovered to date.

Strong hydrothermal alteration, which typically includes illite-sudoite-hematite mineral assemblages, was commonly intersected in the basement in the area of the Cannon occurrence. The alteration zones remain open in all directions, and at the unconformity.

Camp East Occurrence

The Camp East occurrence is located approximately 2.3 km south-southwest of the Arrow deposit. Two of six holes drilled intersected weakly anomalous radioactivity over narrow core lengths of one metre or less in basement lithologies which in the area include semi-pelitic to pelitic gneiss and orthogneiss. Chloritic and locally graphitic shear zones with widths ranging from one to tens of metres were intersected in each hole. The relationship between geological structures and anomalous radioactivity at Camp East has not yet been determined.

In addition, both drill holes that intersected anomalous radioactivity also intersected very strong hydrothermal alteration over extensive core lengths intermittently over hundreds of metres. Two distinctive alteration styles are generally present in the area including (1) near complete to complete silica replacement with accessory clay and hematite and (2) moderate to intense white clay and dravite alteration where near complete to complete clay replacement is observed over core lengths up to 12 m.

Area A Occurrence

In 2013, drill hole RK-13-05 intersected 330 ppm U3O8 over 4.0 m approximately 3.5 km southwest from where the Arrow deposit would later be discovered. In this Area A, visible pitchblende was identified within a strongly hematite altered breccia. The mineralization occurs within a 29 m wide shear zone marked by faults, fractures, a variety of veins, and breccias. The host rocks are garnetiferous quartz-plagioclase-biotite gneiss with minor graphite.

Deposit Types

The Arrow deposit and other exploration targets at the Rook I Project belong to unconformity-associated classes of uranium occurrences. This type of mineralization is spatially associated with unconformities that separate Paleo- to Mesoproterozoic conglomeratic sandstone basins and metamorphosed basement rocks.

Unconformity-associated uranium deposits of the Athabasca Basin typically display extensive hydrothermal alteration halos, especially in the sandstones above major deposits where relatively higher porosity/permeability allowed for increased fluid flux. Where mineralization is basement hosted, alteration is typically confined to structures in the basement. Chlorite, hematite, dravite, sudoite, illite, kaolinite, and dickite are often, but not always, key alteration phases associated with mineralization. Silicification and desilicification of sandstones is also empirically associated with mineralization at many deposits, especially those located at the unconformity and in the sandstone.

Exploration

After acquiring the Rook I Project in December 2012, NexGen carried out exploration consisting of ground gravity surveys, a ground DC resistivity survey, an airborne magnetic-radiometric VLF survey, an airborne VTEM survey, an airborne ZTEM survey, an airborne gravity survey and a radon-in-water geochemical survey, and a ground radiometric and boulder prospecting program.

Ground Geophysical Surveys

The ground gravity survey was completed over the west half of the Rook I Project. The gravity survey was completed on NexGen’s behalf by Discovery Geophysics International Inc. and MWH Geo-Surveys Ltd. from the fall of 2013 to the winter of 2015 and resulted in 12,867 gravity measurements. The readings have a spacing of 50 metres along lines 200 metres apart and were located by differential GPS. Features identified from the gravity survey results are interpreted to be larger regional trends upon which smaller, more localized features occur. These smaller features, showing both relatively high and low gravity responses, can be the result of hydrothermal alteration in both sandstones and basement rocks.

A ground DC Resistivity survey was completed on NexGen’s behalf by Discovery Geophysics International Inc. in 2013 over a small area on the western most portion of the Rook I Project property. The survey was completed on 200 metre spaced grid lines, using a pole-dipole array with stations spaced at 50 metres along lines. The estimated depth of penetration was approximately 225 metres. This resistivity survey identified several prospective basement hosted EM anomalies and identified a near surface, flat lying conductive horizon interpreted to be carbonaceous Manville group rocks overlying the basement.

Airborne Geophysical Surveys

In 2013, Goldak Airborne Surveys was contracted by NexGen to fly a high resolution magnetic gradiometer – radiometric – VLF EM survey over the entire Rook I Project. The survey included 3,491 line-km flown on lines spaced 200 metres apart. VLF data acquired as part of the survey has confirmed the widespread presence of basement structures on the Rook I Project. Magnetic data acquired suggest highly variable geology and a complex geological history. Radiometric data acquired shows a number of surficial radiometric anomalies.

In 2014, Aeroquest Airborne (Geotech) was contracted by NexGen to fly a VTEM survey over a portion of the Rook I Project. The survey was completed with 793 line-km spaced 100 m apart. Magnetic data was collected concurrently with EM data. The results showed a number of northeast trending EM conductors, most of which remain untested by drilling. Additionally, the acquired EM data allowed for more precise interpretation of the conductors that host the Arrow deposit as this survey was both higher powered, and flown at closer line spacing than any previous airborne EM survey completed in the area by past operators.

In 2016, Geotech was contracted by NexGen to carry out a ZTEM survey over a portion of the Rook I Property. The survey was flown parallel to the Patterson conductive corridor and included 584 line-km on lines spaced 100 m apart. Due to the position of the area of interest along the corridor, a non-standard flight orientation parallel to the primary geological strike was chosen. The results showed that a broad corridor of low resistivity traverses the property from southwest to northeast. The Arrow deposit occurs within this corridor.

Also, in 2016, CGG was contracted to acquire HeliFalcon gravity data along the Patterson conductive trend). The survey included 255 line-km on lines spaced 200 m apart and oriented in a northeast-southwest direction. Like the ground gravity survey, features identified from the survey results are interpreted to be larger regional trends upon which smaller, more localized features occur. These smaller features, showing both relatively high and low gravity responses, can be the result of hydrothermal alteration in both sandstones and basement rocks.

Ground Radiometric/Boulder Prospecting

In 2014, NexGen carried out a ground radiometric and boulder prospecting program. Radioactivity was measured at 698 stations, mostly on boulders which were chiefly Athabasca Group sandstones. Only two outcrops were observed. Where boulders were not present, background radioactivity was measured every 50 m along survey lines spaced 200 m apart. Several anomalously radioactive boulders were discovered, however, in each case, spectrometer analyses showed the radioactivity to be sourced from thorium. No samples were assayed.

Radon-In Water

In 2015, RadonEx Exploration Management Ltd. was contracted by NexGen to complete a radon-in-water survey over parts of Patterson, Beet and Naomi lakes. The surveys consisted of the collection of 1,942 near bottom water samples. Radon was measured using electret ionization chamber technology after water samples were collected and stored in glass jars. Samples were spaced 25 metres on lines generally, but not always, spaced 200 metres apart. The results showed a multiple areas with anomalous radon gas concentrations.

Drilling

As of the effective date of the Rook I Technical Report, NexGen and its predecessors have completed 392 holes totalling 186,414 m of drilling on the Rook I Property. Since 2013, NexGen has completed 355 of those holes totalling 181,075 metres.

Fall 2013 Drilling

From August to October of 2013 NexGen completed 3,029 metres of diamond drilling over 13 holes. The contractor was Guardian Drilling Corp. who utilized two rigs, supported by helicopter for most of the drill campaign. All holes tested targets identified by the 2013 ground DC Resistivity survey. Anomalous radioactivity was intersected in RK-13-05 which returned 330 ppm U3O8 over four metres. Visible pitchblende was identified within a strongly hematite-altered breccia. The mineralization occurs within a 29 m wide shear zone marked by faults, fractures, a variety of veins, and breccias. The host rocks are garnetiferous quartz-plagioclase-biotite gneiss with minor graphite.

Winter 2014 Drilling

From January to March 2014, NexGen completed 7,442.2 metres of diamond drilling over 17 drill holes. All drilling was completed by Aggressive Drilling Ltd. (“Aggressive”). The purpose of the drill program was to follow-up previously intersected uranium mineralization in RK-13-05, as well as test a combination of airborne magnetic and EM, and ground gravity geophysical anomalies that were considered as priority targets for uranium mineralization.

Three areas were targeted during the winter 2014 exploration drill season; Area A, Dagger (Area D), and Arrow. Anomalous radioactivity was intersected in drill holes AR-14-01 through AR-14-08 at Arrow. Subsequent assay results confirmed the presence of significant uranium concentrations. These drill holes represent the first discovery of significant mineralization at the Arrow deposit.

Summer 2014 Drilling

A total of 35 diamond drill holes were drilled for 18,886 metres on the Rook I Project from May to September 2014 using three diamond drill rigs. All diamond drilling was performed by Aggressive. The drill holes were primarily collared to follow up on uranium mineralization intersected at the Arrow zone in the winter of 2014. In addition, Regional holes tested a combination of magnetic, electromagnetic, and gravity geophysical features at four target areas on Rook I that included Area A, Area B, Area D (Dagger) and Area K.

The program was successful and extensive uranium mineralization was intersected at the Arrow deposit in several holes including AR-14-15 (3.42% U3O8 over 22.35 m and 1.52% U3O8 over 32.0 m) and AR-14- 30 (10.17% U3O8 over 20.0 m and 7.54% U3O8 over 63.5 m). A reinterpretation of the structural setting also resulted in the identification of three main mineralized shear zones, the A1 through A3 shears. Both AR-14-15 and AR-14-30 represent the first holes drilled through what would become known as the high grade domain of the A2 shear.

Winter 2015 Drilling

A total of 54 diamond drill holes were drilled for 21,715 metres on the Rook I Project area from January to April 2015 with four drill rigs. All drilling was performed by Aggressive. The drill holes were primarily designed to expand the mineralization at the Arrow deposit. Regional holes continued to test a combination of magnetic, EM, and gravity targets at the Bow and Fury areas. Results are highlighted by AR-15-44b, which intersected 11.55% U3O8 over 56.5 metres including 20.0 metres at 20.68% U3O8 and 1.0 metres at 70.0% U3O8 in the high grade domain of the A2 shear.

A new zone of uranium mineralization was also discovered in the Bow area. Now referred to as the Bow occurrence, the best hole in this area to date has been BO-15-10. This hole intersected 0.20% U3O8 over 9.5 m. To date, 14 holes have been drilled at Bow.

Summer 2015 Drilling

Between June and October 2015, 33,010 metres of drilling was completed in 60 drill holes. All diamond drilling was performed by Aggressive. For the first time at the Rook I Project, directional core drilling technology was utilized which allows for precise controlled deviation of drill holes and multiple branches drilled from one pilot hole. Directional drilling is being completed by Tech Directional Services Ltd. (“Tech”) of Millertown, Newfoundland.

The drill holes were primarily designed to follow up on uranium mineralization intersected at the Arrow zone in consecutive seasons since the winter of 2014. All holes at Arrow intersected significant and often intense uranium mineralization. Results are highlighted by AR-15-62 which intersected 6.35% U3O8 over 124.0 metres including 78.0 metres at 10% U3O8 and AR-15-49c2 which intersected 12.01% U3O8 over 50.0 metres including 18.0 metres at 20.55% U3O8.

Winter and Spring 2016 Drilling

From January to June, 2016, 45,613 metres of drilling was completed in 90 drill holes on the Rook I Property. All diamond drilling was performed by Aggressive with up to six diamond drill rigs. Directional core drilling technology continued to be used to delineate and expand the Arrow deposit. During the winter/spring 2016 drill program a maiden Inferred Mineral Resource estimate for the Arrow Deposit was announced.

Drill holes of the winter/spring 2016 program were primarily designed to both in-fill the Arrow deposit in support of an Indicated resource classification in the A2 high grade domain as well materially expand the footprint of mineralization in support of an expanded Inferred Mineral Resource. Before the winter/spring 2016 program, drilling at Arrow was largely completed from northwest to southeast. During this program, and in order to verify the near vertical dip of the mineralization, seven in-fill holes were drilled in a scissor direction from southeast to northwest. Scissor oriented drilling has verified both the near vertical dip of the mineralization and the thicknesses of the Arrow deposit resource domains. Results from the Arrow deposit for the winter/spring 2016 program are highlighted by AR-16-63c2 which intersected 15.20% U3O8 over 42 m and 12.99% U3O8 over 46.5 m. In addition, AR-16-76c1 intersected 11.29% U3O8 over 67.5 m including 9.0 m at 51.35% U3O8.

Step-out drilling at the Arrow Deposit during the program was successful and two significant new areas of mineralization were discovered. Firstly, high-grade uranium mineralization was identified in the A1 shear for the first time where scissor hole AR-16-84c1 intersected 2.13% U3O8 over 28.5 m including 3.99% U3O8 over 11.0 m. Secondly, uranium mineralization was intersected 180 m southwest of the Arrow Deposit where drill hole AR-16-90c3 intersected 8.09% U3O8 over 13.0 m including 10.33% U3O8 over 10.0 m. Mineralization in this area occurs in the likely extensions of the Arrow shears.

The highlight of regional drilling during the winter/spring 2016 drilling program was the discovery the Cannon occurrence. It was tested with eleven drill holes, three of which intersected narrow zones of low grade uranium mineralization. The best hole, CN-16-06 intersected 0.06% U3O8 over 1.0 m.

Continued regional drilling during the winter/spring 2016 program largely tested the interpreted extensions of the conductor hosting Arrow to the northeast. Firstly, a four-hole fence tested the Arrow conductor 200 m northeast of the Arrow deposit. Although no mineralization was intersected, prospective hydrothermal alteration and geological structures were encountered. A three-hole fence was subsequently drilled 750 m northeast of the Arrow deposit targeting a break in the Arrow conductor. Again, no mineralization was intersected, however, prospective hydrothermal alteration and geological structures were identified. Additionally, one hole was drilled 2.5 km northeast of the Arrow deposit to test another interpreted break in the Arrow conductor. No mineralization was intersected. Two more holes were drilled 650 m southwest of the Arrow deposit to test a subtle gravity anomaly that is coincident with the Arrow conductor. Both holes intersected Arrow-like semi-pelitic gneisses and prospected graphitic shear zones, but no mineralization was intersected.

Summer 2016 Drilling

From June to November, 2016, 51,830 m of drilling were completed in 85 drill holes on the Rook I property. All diamond drilling was performed by Aggressive with seven diamond drill rigs. Directional core drilling technology continued to be used to delineate and expand the Arrow deposit.

Drill holes of the summer 2016 program were primarily designed to both in-fill the Arrow deposit in support of an Indicated resource classification in the A2 high grade domain as well as materially expand the footprint of mineralization in support of an expanded Inferred Mineral Resource. During the program, 35 of the 53 holes drilled at the Arrow deposit were drilled in a scissor orientation from southeast to northwest. Scissor oriented drilling again verified both the near vertical dip of the mineralization and the thicknesses of the Arrow deposit resource domains. Results from the Arrow deposit for the summer 2016 program are highlighted by scissor hole AR-16-98c2 which intersected 7.59% U3O8 over 73.5 m including 51.40% U3O8 over 10.0 m. In addition, scissor hole AR-16-91c2 intersected 12.69% U3O8 over 40.5 m including 25.0 m at 19.97% U3O8.

During the summer 2016 program, the highlight of regional exploration drilling was the discovery of the Harpoon occurrence with drill hole HP-16-08. The hole intersected 17.0 m of continuous mineralization including 4.5 m of composite off-scale radioactivity (>10,000 to >61,000 cps via handheld RS-120 model scintillometer).

Regional exploration drilling was also conducted at three other target areas during the summer 2016 program. Firstly, a large airborne ZTEM resistivity anomaly 1.1 km southwest of the Arrow deposit was tested with a four-hole fence where encouraging clay alteration and graphitic shear zones were intersected. Secondly, coincident gravity and VTEM anomalies were tested with two holes approximately 3 km southwest of the Arrow deposit. Finally, coincident gravity and VTEM anomalies were tested with six holes approximately 2.3 km south-southwest of the Arrow deposit. In this area, informally referred to as the Camp East area due to the close proximity to the Rook I camp, narrow intersections of weakly anomalous radioactivity were intersected in two drill holes. In addition, all six drill holes intersected extensive sections of hydrothermal alteration.

Sampling, Analysis and Data Verification

Sample Preparation and Quality Control Measures Before Dispatch

At each drill site, core is removed from the core tube by the drill contractors and placed directly into three row NQ wooden core boxes with standard 1.5 m length (4.5 m total). Individual drill runs are identified with small wooden blocks, onto which the depth in metres is recorded. Diamond drill core is transported at the end of each drill shift to an enclosed core handling facility at NexGen’s camp where the box is initially surveyed with a Radiation Solutions RS-120 scintillometer to determine if any boxes contain mineralization. A threshold of 500 counts per second (cps) is used for Arrow core, and 300 cps for core from elsewhere on the Rook I Project property. All mineralized core boxes above the threshold, plus a box before and after, is taken to the “hot” shacks for logging and sampling. All other core is moved to be processed in the “cold” logging shacks.

Before the core is split for sampling, depth markers are checked, core is carefully reconstructed, washed, geotechnically logged for lithologies, alteration, structures, and mineralization, measured for rock mass rating, resurveyed in detail with scintillometer, photographed (wet), and marked for sampling. Sampling of the holes for assay is guided by the observed geology and readings from a hand-held scintillometer.

Logging and sampling information is entered into a Microsoft Access database template on a laptop computer which is integrated into the master digital database for the Rook I Project on a daily basis.

Three types of samples are collected for geochemical analysis: (i) point samples taken at nominal spacing of five metres and meant to be representative of the interval or of a particular rock unit; (ii) composite samples in Athabasca sandstone where one centimetre long pieces are taken at the end of each core box row over 10 m intervals (five to seven pieces normally for a sample); and (iii) 0.5 m and 1.0 m samples taken over intervals of elevated radioactivity and one or two metres beyond the radioactivity.

On site sample preparation consists of core splitting by geological technicians under the supervision of geologists. One half of the core is placed in plastic sample bags pre-marked with the sample number along with a sample number tag. The other half is returned to the core box and stored at the core storage area located near the logging facility at the project site. The bags containing the split samples are then placed in buckets with lids for transport to Saskatchewan Research Council Geoanalytical Laboratories (“SRC”) (an independent laboratory) in Saskatoon, Saskatchewan, by NexGen personnel.

Security

As each hole is being drilled, drilling contractor personnel place the core in wooden boxes at the drill site and seal core boxes with screwed on wooden lids. Core is then delivered to the Rook I core processing facility by the contractor twice daily. Only the contractor and NexGen geological staff are authorized to be at drill sites and in the core processing facility. After logging, sampling and shipment preparation, samples are transported directly from the project site to SRC by NexGen staff.

Appropriate steps are taken to protect the integrity of samples at all processing stages. Access to the SRC premises is restricted by an electronic security system and patrolled by security guards 24 hours a day.

Assaying and Analytical Procedures

SRC crushes each sample to 60% -10 mesh and then riffle split to a 200 gram (g) sample with the remainder retained as coarse reject. The 200 g sample is then milled to 90% -140 mesh.

All samples are analyzed at SRC by inductively coupled plasma optical emission spectroscopy (ICP-OES) or inductively coupled plasma mass spectroscopy (ICP-MS) for 64 elements including uranium. Samples with low radioactivity are analyzed using ICP-MS. Samples with anomalous radioactivity are analyzed using ICP-OES.

Selected samples are also analyzed for gold, platinum, and palladium using traditional fire assay methods.

Samples are also collected for clay mineral identification using infrared spectroscopy regularly in areas of clay alteration. Samples are typically collected at five metre intervals and consist of centimetre sized pieces of core selected by a geologist. These samples are transported to Rekasa Rocks Inc. (Rekasa) of Saskatoon, Saskatchewan, by NexGen staff for analysis. Rekasa performs clay analyses using a portable infrared mineral analyzer (PIMA).

NexGen personnel perform bulk density measurements on full core on site using standard laboratory techniques. In mineralized zones, bulk density is measured from samples at 2.5 m intervals, where possible (i.e., approximately 20% of all mineralized samples). Pieces of core are sealed in cellophane wrap and are then weighed in air and weighed submerged in water. Bulk density is then calculated from the resulting data. In order for density to be correlated with uranium grades across the data set, each density sample directly correlates with a sample sent to SRC for assay (i.e., downhole intervals are the same for density samples and assay samples).

Quality Control Measures

NexGen’s quality assurance and quality control program includes: (a) duplicate samples; (b) standard reference materials (“SRM”); and (c) blank samples.

Field duplicates, pulp duplicates or crush duplicates are submitted to SRC at every 50th even numbered mineralized sample sent for analysis with the original sample on XX48 or XX98, the field duplicate on XX49 or XX99 and crush lab duplicates with pulp duplicates with pulp duplicates on XX50 and crush duplicates on XX00. These samples are split into quarter cores at the Corporation’s core processing facility. A minimum of one field duplicate is submitted for each mineralized hole.

SRMs are also regularly inserted into the sample stream. All SRMs were obtained from the Canadian Centre for Mineral and Energy Technology and include BL2-A (0.502 +/- 0.002 % U3O8), BL-4a (0.1472 +/- 0.008 % U3O8), and BL-5 (8.36 +/- 0.04 % U3O8). The SRM selected is based on scintillometer measurements. SRMs are is inserted into the sample every 50 mineralized samples. Furthermore, at least one SRM is inserted for each mineralized drill hole.

Blank samples are inserted into the sample stream for every 50 mineralized samples. At least one blank sample is inserted into the sample stream for each mineralized drill hole. In many cases, and at the discretion of the geologist logging the hole, blanks are also inserted immediately above, randomly within, and below zones of significant mineralization. Blank material samples consist of pieces of rose quartz obtained from Deptuck’s Landscaping & Supplies of Saskatoon, Saskatchewan.

Quality control was also maintained for all analytical apparatus at SRC with certified reference material used to track analytical drift, and data accuracy and precision. Standards were inserted into sample batches at regular intervals by SRC. In addition, samples were regularly analysed in duplicate.

Data Verification

The authors of the Rook I Technical Report reviewed and verified the resource database used to prepare the mineral resource estimate described below. The verification included a review of the QA/QC methods and results, verifying the database assay table against assay certificates, performing standard database validation tests, and a site visit including drill core review. No limitations were placed on RPA’s data verification process.

Mineral Processing and Metallurgical Testing

Preliminary metallurgical and grindability testing was carried out on composite samples from the Arrow deposit by the Saskatchewan Research Council (SRC) in Saskatoon. A representative composite sample consisting of 55 kg of assay sample rejects from the Arrow deposit was subjected to acid leaching, liquid-solid separation, solvent extraction, molybdenum recovery testing and precipitation of yellow cake as ammonium diuranate. Grindability testing was completed on three coarse composite drill core samples from three separate drill holes. Key points from the test work are summarized below:

•	Uraninite is the primary uranium mineral.

•	Deleterious element concentrations are very low.

•	Uranium extraction consistently exceeded 98% under relatively mild acidic conditions (pH 1.1 to 1.5) in a short time – eight hours or less.

•	A widely-used grinding index, a Bond Index, indicated that a medium level of energy is required to crush and grind the ore with a Work Index of 16.5 kwh/tonne.

•

Leach tests indicate that at least 98% of uranium can be extracted in eight hours or less under relatively mild acid conditions (pH 1.1 to 1.5) when on-going acid addition is utilized to maintain acid strength and oxidation potential.

•	Acid consumption is low at 55 to 65 kg/t of ore

•	Solvent extraction is effective to selectively extract and purify uranium.

•	A high purity yellow cake was produced meeting all ASTM C967-13[2] specifications after removal of molybdenum via activated carbon

Mineral Resource Estimate

An updated mineral resource estimate for the Arrow deposit was prepared using drill hole data for a total of 220 holes totalling 132,744 m of drilling. Of the 220 holes completed, 13 are considered restarts and were not used in the resource estimate.

The effective date of the updated mineral resource estimate is December 20, 2016 and is set forth below:

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
Indicated Mineral Resources
A2 High Grade	400,000	18.84	164,900,000
A2	790,000	0.84	14,500,000

Total	1,180,000	6.88	179,500,000

Inferred Mineral Resources
A1	860,000	0.76	14,300,000
A2 High Grade	30,000	12.72	8,600,000
A2	1,100,000	0.76	18,500,000
A3 High Grade	150,000	8.74	28,200,000
A3	1,460,000	1.16	37,300,000
A4	550,000	1.07	12,900,000
180 m SW	110,000	0.94	2,300,000

Total	4,250,000	1.30	122,100,000

Notes:

1.	CIM Definition Standards were followed for mineral resources.
2.	Mineral resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	Numbers may not add due to rounding.

Uranium mineralization at Arrow occurs within and proximal to structurally prepared basement rocks (graphitic mylonites) that show varying degrees of clay, chlorite, and hematite alteration. Structures have been reactivated, and five main parallel structural shear zones (namely the A1, A2, A3, A4 and A5 shears) have been identified, with the A2 and A3 shears hosting higher grade, thicker and more continuous mineralization than the others, as defined by current drilling. Mineralization consists predominantly of uraninite/pitchblende that occurs as massive to semi-massive accumulations, foliation controlled, mineral replacements, and disseminations. A continuous zone of higher grade mineralization in the A2 and A3 shear zones is known as the higher grade A2 sub-zone (A2 HG) and A3 sub-zone (A3-HG).

The key assumptions, parameters and methods used to complete the mineral estimate set forth above are summarized as follows:

•	Topographical surfaces, solids and mineralized wireframes were modelled in Leapfrog Geo version 4.0 then refined in Vulcan software.

•	Extension distance for the mineralized wireframes was half-way to the next hole, or approximately 25 m vertically and horizontally past the last drill intercept.

•	Non-high grade (LG) domain models were created using a lower grade intercept limit equal to or greater than one metre with a minimum grade-thickness product of 0.1%m, or 2 m at 0.05%.

•	High grade (HG) domain models were created using a grade intercepts limit equal to or greater than one metre with a minimum grade of 5% U3O8.

•

Sample intervals with assay results less than the nominated cut-off grade (internal dilution) were included within the mineralized wireframes if the core length was less than two metres or allowed for modelling of grade continuity.

•

In total 102 wireframes, of which seven high-grade wireframes were contained within four enveloping wireframes, were constructed within the A1, A2, A3, A4 shear zones and were used in the resource estimate.

•

The deposit as defined in the Mineral Resource estimate is comprised of several stacked lenses within a 290 m wide zone with an overall strike length of 885 m. The individual domains or lenses vary in thickness from 4 m to 25 m.

•

The mineralization wireframe models were used to code the drill hole database and to identify samples within the mineralized wireframes. These samples were extracted from the database on a group-by-group basis, subjected to statistical analyses for their respective domains, and then analyzed by means of histograms and probability plots. A total of 18,681 samples were contained within the mineralized wireframes.

•

Very high grade outliers were capped at 40% U3O8 within the A3 HG domain and 6%, 8%, 10%, 20%, and 25% U3O8 in the other domains, resulting in a total of 154 capped assay values. No capping was applied to assays in the A2-HG domain.

•

Composites were created from the capped, raw assay values using the downhole compositing function of the Vulcan modelling software package. The composite lengths used during interpolation were chosen considering the predominant sampling length, the minimum mining width, style of mineralization, and continuity of grade.

•	Sample lengths range from 15 cm to 3.0 m within the wireframe models, with 83% of the samples taken at 0.5 m intervals.

•	Given this distribution, and considering the width of the mineralization, it was decided to composite to one metre lengths.

•

Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Assays were capped prior to compositing. Composites less than 0.5 m, located at the bottom of the mineralized intercept, were excluded from the composite database.

•	Downhole, omni-directional, and directional correlograms were generated using the one-metre U3O8 composite values located within the A2-HG mineralized domains.

•

The correlograms were used to support search ellipsoid anisotropy, linear trends observed in the data, and Mineral Resource classification decisions. The downhole correlogram suggests a relative nugget effect of approximately 10%.

•

Long range directional correlograms were focused in the primary plane of mineralization, which commonly strikes northeast and dips steeply to the southeast. Most ranges were interpreted to be 20 m to 40 m. Ranges for the HG domain also varied from 15 m to 30 m.

•	To aid in the evaluation of grade continuity, trend analysis, and classification, a series of total grade x thickness (GT) contours for selected individual wireframe were generated.

•

Bulk density was determined with specific gravity (SG) measurements on drill core using the water immersion method according to the Archimedes principle, after the core has been sealed and shrink wrapped in cellophane.

•

A total of 5,344 bulk density measurements have been collected on drill core samples from the main mineralized zones to represent local major lithologic units, mineralization styles, and alteration types.

•	Densities were interpolated into the block model to convert mineralized volumes to tonnage, and were also used to weight the uranium grades interpolated into each block.

•	Leapfrog wireframes were imported into Vulcan modelling software version 10.1 to estimate resources.

•

A sub-block block model was created using a parent block size of 4 m (along strike) by 4 m (across strike) by 4 m (bench height) and sub-blocks that measured 1 m (along strike) by 1 m (across strike) by 1 m (bench height) resulting in a total of 10,808,766 blocks.

•

The interpolation strategy involved setting up search parameters in a series of three estimation runs for each individual domain. Search ellipse dimensions were chosen following a review of drill hole spacing and interpolation efficiency.

•

First, second, and third pass search ellipses maintained a 5:5:1 anisotropic ratio. Search ellipses were oriented with the major axis oriented at parallel to the dominant northeasterly trend of the domains. The semi-major axis was oriented horizontally, normal to the major axis (across strike), and the minor axis was oriented with a plunge range of 0° to -53° and dip ranging from -76° to - 90°.

•

In order to reduce the influence of very high grade composites, grades greater than a designated threshold level for the A3-HG and LG domains were restricted to a search ellipse dimension of 25 m by 25 m by 5 m (high yield restriction). The threshold grade levels of 15% for the A3-HG domains (8 and 9) and 5% and 10% for the LG domains were chosen from the basic statistics and from visual inspection of the apparent continuity of very high grades within each domain, which indicated the need to limit their influence to approximately half the distance of the main search.

•

A potential underground mining cut-off grade was determined using assumptions based on historical and known operating costs for mines operating in the Athabasca Basin and based on assumptions for process plant recovery, total operating cost, and incremental component of operating cost.

•	The estimated cut-off grade of 0.25% U3O8 is in line with the cut-off grade of 0.25% at Cameco’s Rabbit Lake mine, which is basement hosted mineralization similar geologically to Arrow.

The author of the Rook I Technical Report, is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the current resource estimate.

RISK FACTORS

The operations of the Corporation are speculative due to the high-risk nature of its business which is the exploration of mining properties. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair its business operations. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Corporation has no source of operating cash flow and there can be no assurance that the Corporation will ever achieve profitability. Accordingly, the Corporation is dependent on third party financing to continue exploration activities on the Corporation’s properties, maintain capacity and satisfy contractual obligations. The amount and timing of expenditures will depend on a number of factors, including in material part the progress of ongoing exploration, the results of consultants’ analyses and recommendations, the entering into of any strategic partnerships and the acquisition of additional property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Corporation’s properties or require the Corporation to sell one or more of its properties.

Uncertainty of Additional Financing

As stated above, the Corporation is dependent on third party financing, whether through debt, equity, or other means. Although the Corporation has been successful in raising funds to date, there is no assurance that the Corporation will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Corporation. Volatile uranium markets, a claim against the Corporation, a significant event disrupting the Corporation’s business, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all.

Pending Assay Results

Due to the nature of uranium and immediate visibility of radioactive content, in the interest of good disclosure practices it is the Corporation’s practice to measure the natural gamma radiation of all core using a Radiation Solutions Inc. RS-120 gamma-ray handheld scintillometer as soon as practicable and immediately announce the results thereof by news release. After core has been appropriately handled and logged, samples are dispatched for testing. Assay results historically are generally received between 30 and 120 days after receipt of samples by the laboratory. The total count gamma readings using the scintillometer may not be directly or uniformly related to uranium grades of the sample measured and are only a preliminary indication of the presence of radioactive minerals. Core interval measurements and true thicknesses are not determined until assay results are received. There can be no assurance that assay results, once received, will confirm the previously announced scintillometer readings.

Imprecision of Mineral Resource Estimates

Mineral resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Corporation believes that its mineral resource estimate is well established and reflects management’s best estimates, by their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Corporation encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

Alternate Sources of Energy and Uranium Prices

Nuclear energy competes with other sources of energy like oil, natural gas, coal and hydro-electricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydro-electricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation. All of the above factors could have a material and adverse effect on our ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Corporation, resulting in material and adverse effects on our exploration and development programs, cash flow and financial condition.

Aboriginal Title and Consultation Issues

First Nations and Métis claims to aboriginal title, as well as related consultation issues, may impact NexGen’s ability to conduct exploration, development and mining activities at its mineral properties in Saskatchewan. Pursuant to historical treaties, First Nations bands in northern Saskatchewan ceded title to most traditional lands, but continue to assert title to the minerals within those lands. Managing relations with First Nations bands is a matter of paramount importance to NexGen. However, there can be no assurance that aboriginal title claims and related consultation issues will not arise on or with respect to the Corporation’s mineral properties. NexGen’s properties are located in Northern Saskatchewan in areas which are covered by treaty and not subject to current Aboriginal title claims.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. Discovery of mineral deposits is also dependent upon a number of factors, not the least of which are the technical skills of the exploration personnel involved and the capital required for the programs. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. There is no assurance that the Corporation’s mineral exploration activities will result in any discoveries of any bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Corporation and may result in the Corporation not receiving adequate return on investment capital.

Reliance upon Key Management and Other Personnel

The Corporation relies on the specialized skills of management (including, among others, its President and Chief Executive Officer and VP Exploration) and consultants in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse affect on the Corporation. The Corporation does not currently maintain key-man life insurance on any of its key employees. As the Corporation’s business activity grows, it will require additional key financial, administrative and qualified technical personnel. Although the Corporation believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Corporation’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Title to Properties

NexGen has diligently investigated all title matters concerning the ownership of all mineral claims and plans to do so for all new claims and rights to be acquired. While to the best of its knowledge, title to NexGen’s mineral properties are in good standing, this should not be construed as a guarantee of title. NexGen’s mineral properties may be affected by undetected defects in title, such as the reduction in size of the mineral titles and other third party claims affecting NexGen’s interests. Maintenance of such interests is subject to ongoing compliance with the terms governing such mineral titles. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that NexGen does not have title to any of its mineral properties could cause NexGen to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

Uninsurable Risks

Exploration, development and production of mineral properties are subject to certain risks, and in particular, unexpected or unusually geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and NexGen may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could have an adverse impact on NexGen’s operations and could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of NexGen.

Conflicts of Interest

Directors of NexGen are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which NexGen may participate, the directors of NexGen may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. NexGen and its directors will attempt to minimize such conflicts.

Permits and Licences

NexGen’s operations will require licences and permits from various governmental and non-governmental authorities. NexGen has obtained, or will obtain, all necessary licences and permits required to carry on with activities which it is currently conducting or which it proposes to conduct under applicable laws and regulations. However, such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no assurance that NexGen will be able to obtain all necessary licences and permits required to carry out planned exploration, development and mining operations at any of its projects.

Environmental and Other Regulatory Requirements

Environmental and other regulatory requirements affect the current and future operations of NexGen, including exploration and development activities, require permits from various federal and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. NexGen believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. Companies engaged in the development and operation of mines and related facilities often experience increased costs, along with delays in production and other schedules, as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of NexGen’s mineral properties. There can be no assurance that NexGen will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at NexGen’s mineral properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on NexGen and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. Any such changes may affect both NexGen’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, and its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Competition

The mineral exploration business is a competitive business. The Corporation competes with numerous other companies and individuals who may have greater financial resources in the search for and the acquisition of personnel, funding and attractive mineral properties. As a result of this competition, the Corporation may be unable to obtain additional capital or other types of financing on acceptable terms or at all, acquire properties of interest or retain qualified personnel.

Trading Price of Common Shares

The trading price of the Common Shares may be subject to large fluctuations. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including: the price of metals and minerals including the price of uranium; the Corporation’s operating performance and the performance of competitors and other similar companies; exploration and development of the Corporation’s properties; the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic conditions; the number of Common Shares to be publicly traded after the Offering; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Corporation’s success and not within the Corporation’s control, including: developments that affect the market for all resource sector shares; the breadth of the public market for the Corporation’s common shares; and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Corporation’s share price may be volatile in the future and may decline below the price at which an investor acquired its shares. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Potential Dilution from Future Financings

Additional financing needed to continue funding the exploration, development and operation of the Corporation’s properties may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of Common Share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Volatility of Share Price

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the shares will be subject to market trends and conditions generally, notwithstanding any potential success of NexGen in creating revenues, cash flows or earnings.

No Dividends Paid to Date

No dividends on the Common Shares have been paid by NexGen to date. NexGen anticipates that, for the foreseeable future, it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including NexGen’s financial condition and current and anticipated cash needs.

DIVIDENDS

Although not restricted from doing so, the Corporation has not paid any dividends since incorporation and the Corporation does not expect to pay dividends in the foreseeable future. Payment of dividends in the future will be made at the discretion of the Corporation’s board of directors based upon, among other things, cash flow, the results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and such other considerations as the board of directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of NexGen consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at December 31, 2016, there were 306,190,287 Common Shares and no preferred shares issued and outstanding. As of the date hereof, there were 306,548,620 Common Shares and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of the Common Shares are entitled to receive, on a pro rata basis, such dividends if, as and when declared by the Corporation’s board of directors.

In the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among holders of Common Shares for the purposes of winding-up its affairs, the holders of Common Shares will be entitled, subject to the rights of the holders of any other class or series of shares ranking senior to the Common Shares, to receive on a pro rata basis the remaining property or assets of the Corporation available for distribution, after the payment of debts and other liabilities.

The Common Shares do not have attached to them any conversion, exchange rights, exercise, redemption or retraction provisions.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “NXE”. The following table sets forth the high and low trading price and trading volumes of the Common Shares on the TSXV and/or TSX for the most recently completed financial year:

Period	High($)	Low($)	Volume
January, 2016	$0.82	$0.69	28,790,076
February, 2016	$1.03	$0.77	22,702,116
March, 2016	$1.79	$0.93	44,499,621
April, 2016	$2.78	$1.75	57,647,259
May, 2016	$2.55	$2.06	22,099,366
June, 2016	$2.86	$2.30	21,884,576
July, 2016	$2.69	$2.16	10,669,943
August, 2016	$2.62	$2.24	10,359,873
September, 2016	$2.34	$1.82	16,121,905
October, 2016	$2.00	$1.52	13,712,242
November, 2016	$2.00	$1.42	33,887,702
December, 2016	$2.39	$1.84	25,041,869

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2016 was C$2.33 and at the close of the market on March 30, 2017 was C$3.15.

PRIOR SALES

The following table summarizes the prior sales for the most recently completed financial year, for the Common Shares and options and warrants convertible into Common Shares, the price at which such securities have been issued, the number of securities issued and the date on which such securities were issued.

Date	Type of Security	Price per Security	Number of Securities
January 12, 2016	Common Shares	$0.45	921,204	(3)
January 15, 2016	Common Shares	$0.425	40,000	(2)
February 2, 2016	Common Shares	$0.65	11,111	(4)
February 10, 2016	Common Shares	$0.65	153,217	(4)
February 11, 2016	Common Shares	$0.65	460,602	(4)
February 12, 2016	Common Shares	$0.65	119,267	(4)
February 17, 2016	Common Shares	$0.65	142,000	(4)
February 18, 2016	Common Shares	$0.65	5,000	(4)
February 19, 2016	Common Shares	$0.65	103,120	(4)
February 19, 2016	Common Shares	$0.45	184,241	(3)
February 23, 2016	Common Shares	$0.65	1,116,800	(4)
February 24, 2016	Common Shares	$0.45	61,414	(3)
February 24, 2016	Common Shares	$0.65	30,707	(4)
February 25, 2016	Common Shares	$0.65	3,550	(4)
February 26, 2016	Common Shares	$0.65	30,500	(4)
February 26, 2016	Common Shares	$0.98	49,861	(7)
February 29, 2016	Common Shares	$0.65	175,500	(4)
March 1, 2016	Common Shares	$0.65	11,500	(4)
March 2, 2016	Common Shares	$0.65	25,000	(4)
March 3, 2016	Common Shares	$0.65	232,500	(4)
March 4, 2016	Common Shares	$0.65	176,000	(4)
March 7, 2016	Common Shares	$0.65	715,100	(4)
March 8, 2016	Common Shares	$0.65	628,500	(4)
March 9, 2016	Common Shares	$0.65	858,275	(4)
March 9, 2016	Common Shares	$0.425	100,000	(2)
March 9, 2016	Common Shares	$0.46	50,000	(2)
March 10, 2016	Common Shares	$0.65	334,000	(4)
March 11, 2016	Common Shares	$0.65	269,200	(4)
March 14, 2016	Common Shares	$0.65	440,000	(4)
March 15, 2016	Common Shares	$0.65	29,800	(4)
March 16, 2016	Common Shares	$0.65	408,044	(4)
March 17, 2016	Common Shares	$0.65	198,880	(4)
March 18, 2016	Common Shares	$0.65	139,231	(4)
March 21, 2016	Common Shares	$0.65	31,719	(4)
March 22, 2016	Common Shares	$0.65	612,081	(4)
March 23, 2016	Common Shares	$0.65	1,375,719	(4)
March 24, 2016	Common Shares	$0.65	411,200	(4)
March 24, 2016	Common Shares	$0.45	61,414	(3)
March 24, 2016	Common Shares	$0.65	30,707	(4)
March 28, 2016	Common Shares	$0.65	4,280,340	(4)
April 4, 2016	Common Shares	$0.425	60,000	(2)
May 5, 2016	Common Shares	$0.40	25,000	(2)
June 7, 2016	Common Shares	$0.40	25,000	(2)
June 8, 2016	Stock Options	$2.69	250,000	(1)
June 10, 2016	Common Shares	$2.28	1,005,586	(5)
June 23, 2016	Stock Options	$2.65	5,850,000	(1)
July 6, 2016	Common Shares	$0.40	200,000	(2)
July 27, 2016	Common Shares	$0.46	50,000	(2)
July 27, 2016	Common Shares	$0.50	25,000	(2)
July 27, 2016	Common Shares	$0.40	100,000	(2)
August 8, 2016	Common Shares	$0.40	300,000	(2)
August 30, 2016	Common Shares	$0.40	200,000	(2)
October 12, 2016	Common Shares	$0.40	200,000	(2)
November 8, 2016	Stock Options	$1.51	500,000	(1)
November 10, 2016	Common Shares	$0.24	131,914	(2)
November 10, 2016	Common Shares	$0.40	718,086	(2)
November 10, 2016	Common Shares	$0.46	133,333	(2)
November 10, 2016	Common Shares	$0.50	200,000	(2)
November 10, 2016	Common Shares	$0.64	83,333	(2)
November 29, 2016	Common Shares	$0.40	300,000	(2)
December 12, 2016	Common Shares	$1.92	521,115	(6)
December 15, 2016	Stock Options	$2.24	3,600,000	(1)

Notes:

(1)	Issued to directors, officers, consultants (including persons performing investor relations services) of the Corporation pursuant to the Corporation’s stock option plan.
(2)	Issued upon the exercise of stock options.
(3)	Issued upon the exercise of compensation warrants.
(4)	Issued upon the exercise of common share purchase warrants.
(5)	Issued in connection with the issuance of the Debentures (3% establishment fee). (6) Issued in connection with the Debenture interest payment.
(7)	Issued in connection with exercise of the NXN Option.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation during the five preceding years of each person who is a director and/or an executive officer of the Corporation as at the date hereof.

Name and Province/State of Residence(1)	Position(s) with the Corporation	Principal Occupation(1)
Leigh Curyer, British Columbia, Canada	CEO and Director (since April 2013)

President, CEO and Director of NexGen (April 2013 to present); CEO and Director of Old NexGen (2011 to April 2013); and Partner, Head of Corporate Development of Accord Nuclear Resources Management (2008 to 2011)

Name and Province/State of Residence(1)	Position(s) with the Corporation	Principal Occupation(1)
Chris McFadden(2), Brighton, Australia	Director (since April 19, 2013) Chairman of the Board (since May 22, 2014)

President and CEO of NxGold Ltd. (February 2017 to present); Business Development Manager, Newcrest Mining Limited August 2015 to January 2017); Head of Commercial, Strategy and Corporate Development Tigers Realm Coal Limited (2013 to July 2015); General Manager, Business Development of Tigers Realm Minerals Pty Ltd. (resource company) (2010 to 2013); Director of NexGen (2011 to present); and Commercial General Manager of Rio Tinto - Exploration (2006 to 2010)

Mark O’Dea, British Columbia, Canada	Corporate Director (since November 8, 2016)

Founder of Oxygen Capital Corp. and Chairman of the Board and Director of Pilot Gold Mining (2011-Current); co-founder and Executive Chairman of True Gold Mining (2011-2016); co-founder of True North Nickel; co-founder, CEO and Director of Aurora Energy; and co-founder, CEO and Director of Fronteer Gold.

Richard Patricio(2)(3), Mississauga, Canada	Corporate Director (since April 19, 2013)

CEO of Mega Uranium Ltd. (March 2015 to present); CEO of Pinetree Capital Ltd. (February 2015 to April 2016); and Vice-President, Legal and Corporate Affairs, Pinetree Capital Ltd. (investment firm) (2005 to February 2015)

Craig Parry(3) , Melbourne Australia	Corporate Director (Since May 22, 2014)

President and CEO of IsoEnergy Ltd. (April 2016 to present); CEO of Tigers Realm Coal (2012 to 2015); Director and Head of Business Development of Tigers Realm Minerals (2008 to 2012); GM Business Development at G-Resources and CST (2009 to 2011); Principal Geologist, New Business of Oxiana Ltd (2008); and Principal Geologist at Rio Tinto (1999 to 2008)

Trevor Thiele(2), Tennyson, Australia	Corporate Director (since April 19, 2013)

Corporate Director of NexGen (April 2013 to present); Corporate Director of Old NexGen (2011 to April 2013); CFO of ABB Grain Ltd., Rural Services Division (2006 to 2009); and CFO/Company Secretary of Bionomics Limited (2009 to 2011)

Joanna Cameron, British Columbia, Canada	Vice President Legal & General Counsel and Corporate Secretary (since September 28, 2015)	Partner at Cassels Brock and Blackwell LLP (2012 to 2015) and partner at Lawson Lundell LLP (2006 to 2012)

Grace Marosits, British Columbia, Canada	Chief Financial Officer (since November 24, 2014)	Chief Financial Officer of NexGen (November 2014 to present); Independent contractor from 2011 to November 2014

Garrett Ainsworth, British Columbia, Canada	Vice President, Exploration & Development (since June 3, 2014)

Vice-President Exploration & Development of NexGen (June 2014 to present); Vice-President Exploration of Alpha Exploration (2013 to 2014); Vice-President Exploration of Alpha Minerals (2012 to 2013); Project Manager of the Patterson Lake South (PLS) Project (2007 to 2013)

Notes:

(1)

The information as to place of residence, principal occupation and number of NexGen common shares beneficially owned or over which a director or officer of NexGen exercises control or direction, is not within the knowledge of the management of NexGen and has been furnished by the respective directors and officers of NexGen.

(2)	Member of the Audit Committee.
(3)

Member of the Compensation and Governance Committee. Effective April 1, 2017, Mr. Thiele will replace Mr. Parry on the Compensation and Governance Committee on the basis that upon becoming an executive officer of IsoEnergy, Mr. Parry is no longer independent.

Directors are elected at each annual meeting of NexGen’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at the date hereof, the directors and executive officers of NexGen, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,891,765 common shares, representing 1.27% of the total number of common shares outstanding before giving effect to the exercise of options or warrants to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of NexGen as a group is based upon information furnished by the directors and executive officers.

The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Leigh R. Curyer, President, Chief Executive Officer and Director

Mr. Curyer has over 20 years’ experience in the resources and corporate sector. Mr. Curyer was previously the Chief Financial Officer and head of corporate development of Southern Cross Resources (now Uranium One Inc.). In addition, from 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resource Management assessing uranium projects worldwide for First Reserve Company, a global energy-focused private equity and infrastructure investment firm.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, incorporating operating mines, advanced development projects and exploration prospects. Mr. Curyer is a member of the Institute of Chartered Accountants in Australia.

Christopher W. McFadden, Chairman of the Board and Directors

Mr. McFadden is a lawyer with 21 years’ experience in exploration and mining and is currently the President and Chief Executive Officer of NxGold Ltd. Mr. McFadden was previously the Manager, Business Development at Newcrest Mining Limited and the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the ASX. Additionally, he was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group of companies in 2010 he was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects either by negotiation with government or joint venture partners or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiating project entry in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University.

Mark O’Dea, Director

Mr. O’Dea was recently appointed as a Director of NexGen on November 8, 2016 and was a co-founder, Chief Executive Officer and Director of Fronteer Gold and Aurora Energy and was a co-founder of True North Nickel. More recently he co-founded and served as Executive Chairman of True Gold Mining. He is currently the Chairman and founder of Oxygen Capital Corp. and currently serves as Chairman of the Board of Pilot Gold and Director of Pure Gold Mining.

Richard Patricio, Director

In March 2015 Mr. Patricio was appointed Chief Executive Officer and President of Mega Uranium Ltd., having been its Executive Vice-President since 2005. From February 2015 to April 2016, Mr. Patricio was the Chief Executive Officer of Pinetree Capital Ltd., having been its Vice-President, Corporate and Legal Affairs since 2005,

Previously, Mr. Patricio worked as in-house General Counsel for a senior TSX-listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions.

Mr. Patricio has built a number of mining companies with global operations and holds senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000.

Trevor J. Thiele, Director

Mr. Thiele has over 30 years’ experience in senior finance roles in medium to large Australian ASX listed companies. He has been Chief Financial Officer for companies involved in the Agribusiness sector (Elders and ABB Grain Ltd, Rural Services Division) and the Biotechnology sector (Bionomics Limited). In these roles he combined his technical accounting and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, he was actively involved in IPO’s, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele is currently a non-executive director of a number of non-listed Australian entities, including acting as Chairman of two of these entities.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and he is a member of the Institute of Chartered Accountants in Australia.

Craig Parry, Director

Mr. Parry is a founding member of the Tigers Realm Group and was appointed to the Boards of Tigers Realm Minerals, Tigers Realm Metals and NexGen Energy Ltd. (as it then was prior to the Qualifying Transaction) in 2011. Mr. Parry was appointed to the role of Chief Executive Officer of Tigers Realm Coal in 2012 and acted in that capacity until 2015. As of April 1, 2016, Mr Parry was appointed as Chief Executive Officer of IsoEnergy Ltd., currently a 71.7% owned subsidiary of the Corporation.

Mr. Parry is an exploration and business development geologist and has been responsible for the business development activities of the Tigers Realm Group since inception in 2008. Prior to joining Tigers Realm, Mr. Parry was the Business Development Manager for G-Resources Limited responsible for mergers and acquisitions and Principal Geologist – New Business at Oxiana Limited responsible for strategy and business development initiatives in bulk and energy commodities. At Rio Tinto he led exploration programs for iron ore, copper, diamonds, coal and bauxite in Australia, Asia and South America and was Principal Geologist for the Kintyre Uranium project pre-feasibility study. Mr Parry holds an Honours Degree in Geology and is a Member of the AusIMM.

Garrett Ainsworth, Vice President, Exploration and Development

Mr. Ainsworth is a professional geologist and the Vice President Exploration and Development for NexGen Energy Ltd. He has a Diploma of Technology in Mining and Bachelor of Technology in Environmental Engineering with honours from BCIT, as well as a Bachelor of Science in Geology with honours from Birkbeck, University of London.

Mr. Ainsworth was instrumental in the successful progress of the Patterson Lake South (PLS) project, where he was the Project Manager for the Alpha-Fission Joint Venture from 2007 to 2013. During his tenure as Project Manager of PLS he oversaw the staking of new claims, the discovery of the boulder field, the initial high-grade uranium drill hole discovery (R00E zone), and the discovery of the high grade, near surface, uranium zones R390E and R780E during the winter 2013 drill program.

Mr. Ainsworth was the Vice President Exploration of Alpha Minerals from 2012 to 2013 and the Vice President Exploration of Alpha Exploration from 2013 to 2014.

In 2013, Mr. Ainsworth was the AMEBC recipient of the Colin Spence Award (For Excellence in Global Mineral Exploration) in recognition of his efforts which led to the discovery of the high-grade uranium mineralized system at the Patterson Lake South project in the Athabasca Basin, Saskatchewan.

Apart from being involved with numerous uranium projects in the Athabasca Basin, Saskatchewan, he also obtained experience as a field geologist on gold projects in British Columbia, Nevada, and Mexico; and a diamond project in West Africa. Mr. Ainsworth worked as an environmental consultant on a variety of industrial and mining projects from 2002 to 2007.

Joanna Cameron, Vice President Legal and General Counsel, Corporate Secretary

Ms. Cameron is Vice President Legal, General Counsel and Corporate Secretary of the Corporation and has 19 years experience as a lawyer. Prior to joining NexGen, Ms. Cameron was a partner at Cassels, Brock and Blackwell LLP providing corporate, governance and securities and corporate advice to clients, particularly those in the mining sector. Ms. Cameron was also previously a partner at Lawson Lundell LLP and BHT LLP. Ms. Cameron obtained her Bachelor of Laws from the University of Saskatchewan and a Bachelor of Arts, Honours (Economics and History) from Queen’s University.

Ms. Cameron was named in the Canadian Legal Lexpert Directory (Mining) for 2015, achieved the Martindale-Hubbell, BV Distinguished rating, named in Best Lawyers in Canada (2013 to 2016) and was a finalist in the Lexpert “Top 40 Under 40” (2009).

Grace Marosits, Chief Financial Officer

Ms. Marosits has been the Chief Financial Officer of NexGen since November 2014. She obtained her Chartered Accountant designation from Deloitte, where she specialized in audit and taxation, and holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Marosits previously worked in senior corporate accounting positions at Westcoast Energy (now Spectra Energy) and Ballard Power.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the Corporation, no director, executive officer or promoter of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no director, executive officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially control of the Corporation, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Corporation, no director, executive officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of NexGen’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between NexGen and any director or officer of NexGen, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of NexGen and their duties as a director or officer of such other companies. See “Risk Factors — Conflicts of Interest”.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee has the responsibility of, among other things: recommending the Corporation’s independent auditor to the Board of Directors, determining the extent of involvement of the independent auditor in reviewing unaudited quarter financial results, evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval of the Board of Directors of the Corporation’s annual and quarter financial results and management’s discussion and analysis and overseeing the establishment of “whistle-blower” and related procedures. A copy of the Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee is currently comprised of Messrs. Thiele (Chair), McFadden and Patricio. All of the members of the Audit Committee are independent and financially literate, in each case, as defined under National Instrument 52-110 – Audit Committees (“NI 52-110”). A general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member is contained in their respective biographies set out under “Particulars of Matters to be Acted Upon - Election of Directors”.

Audit Committee Oversight

At no time since the commencement of NexGen’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of NexGen’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services); Section 3.2 (Initial Public Offerings); Section 3.4 (Events Outside Control of Member); Section 3.5(Death, Disability or Resignation of Audit Committee Member); an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110; the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances); or section 3.8 (Acquisition of Financial Literacy).

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to NexGen by the external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed by our external auditors, KPMG and/or Davidson & Company LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2016	$52,530	$41,205	$12,022	Nil
2015	$45,900	$55,590	$7,500	Nil

Notes:

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set forth under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
(5)

All audit and non-audit services performed by the external auditor during our two most recently completed financial years were pre-approved by the Audit Committee, as discussed under the heading “Pre-Approval Policies and Procedures” above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither during the financial year ended December 31, 2016, nor as of the date hereof, is or has the Corporation been party to, nor is or has its property been the subject of, any legal proceeding, nor does the Corporation know of any such legal proceedings to be contemplated.

Neither during the financial year ended December 31, 2016, nor as of the date hereof, has the Corporation: (i) been subject to any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority or any penalty or sanction imposed by a court or regulatory body against the Corporation that would likely to be considered important to a reasonable investor in making an investment decision; or (iii) entered into any settlement agreement relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this AIF, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the common shares of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares in Canada is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The auditors of the Corporation are KPMG LLP, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1KY.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation within the financial year ended December 31, 2016, or before such time that are still in effect, other than in the ordinary course of business, are as follows:

•	The shareholder rights plan agreement dated April 22, 2014 between the Corporation and Computershare Investor Services Inc.

•	The Trust Indenture dated June 10, 2016 between Computershare Trust Company of Canada and the Corporation with respect to the issuance of the Debentures.

Copies of the above material contracts are available under the Corporation’s profile on the SEDAR website as www.sedar.com.

INTERESTS OF EXPERTS

The following persons have been named in this AIF as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during or relating to, the financial year ended December 31, 2016: J. Allan McNutt, Mark B. Mathison and David Ross, each of whom holds less than 1% of the Corporation’s securities.

KPMG LLP, chartered accountants, provided an auditor’s report dated March 7, 2017 in respect of the Corporation’s financial statements for the year ended December 31, 2016. KPMG LLP has advised the Corporation that they are independent of NexGen in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; or on NexGen’s website at www.nexgenenergy.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation dated April 29, 2016, which is available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2016.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Committee is to assist the Board of Directors (the “Board”) in fulfilling its oversight responsibilities, primarily through (i) overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls; (ii) selecting, retaining and monitoring the independence and performance of the Company’s external auditor, including overseeing the audits of the Company’s financial statements, and approving any non- audit services; and (iii) providing an avenue of communication among the external auditor, management and the Board.

COMPOSITION, PROCEDURES AND ORGANIZATION

a)	The Board shall appoint the members and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

b)

The Committee shall consist of at least three members of the Board,(i) a majority of whom are not officers, employees, or control persons of the Company or any of its associates or affiliates, as defined under the rules of the TSX Venture Exchange and (ii) each of whom shall be independent as determined in accordance with and required by applicable securities laws, rules, regulations and guidelines (“Applicable Securities Laws”).

c)

All Committee members shall be financially literate to the extent required by Applicable Securities Laws. For this purpose, financial literacy shall mean the ability of a member to read and understand a set of financial statements that present a breadth and level of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member should have accounting or related financial expertise.

d)	If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

e)	The Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

f)

The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair of the Committee. The external auditors or any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such Directors.

g)

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

h)	If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains in officer.

i)

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

j)

The Chief Financial Officer shall develop the Committee’s agenda in consultation with the Chair of the Committee. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

k)

At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditors shall receive notice of and have the right to attend all meetings of the Committee.

l)

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

m)

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.

n)

The external auditors shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The external auditors shall report to the Committee and are ultimately accountable to the Board and the Committee.

o)	The Committee, through its Chair, may contact directly the external auditors and any employee of the Company as it deems necessary.

p)

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

q)	The Committee shall periodically review this Charter and the calendar of activities, attached as Appendix A, and submit any recommended changes thereto for approval by the Board of Directors.

ROLES AND RESPONSIBILITIES

The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and ensuring their accuracy and completeness and the Company’s external auditor is responsible for auditing and/or reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not required to provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

1.	OVERALL DUTIES AND RESPONSIBILITIES

The overall duties and responsibilities of the Committee shall be as follows:

a)	to assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting principles, reporting practices and internal controls;

b)

to assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under Applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements together with the Management’s Discussion and Analysis;

c)	to establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

d)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

e)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	PUBLIC FILINGS, POLICIES AND PROCEDURES

The Committee is charged with the responsibility to:

a)	review and approve for recommendation to the Board:

i)

the annual audited financial statements, with the report of the external auditors, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

ii)	the unaudited financial statements, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

iii)	financial information in earnings press releases;

iv)	the annual information form (if applicable);

v)	prospectuses; and

vi)	financial information in other public reports and public filings requiring approval by the Board;

and report to the Board with respect thereto;

b)

ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess those procedures;

c)	review with management and the external auditor:

i)	significant variances in actual financial results from budgeted or projected results;

ii)	any actual or proposed regulatory changes or other changes in accounting, or financial reporting practices;

iii)	any significant or unusual events or transactions and the methods used to account for significant or unusual transactions where different approaches are possible;

iv)	any actual or potential breaches of debt covenants;

v)	the consistency of, and any changes to, accounting policies;

vi)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;

vii)	the presentation and impact of significant risks and uncertainties

viii)	the accuracy, completeness and clarity of disclosure in the Company’s financial reports and the context in which statements are made;

ix)

any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the financial statements;

x)

any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the financial statements;

xi)	all material information presented in the Management’s Discussion and Analysis;

xii)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

xiii)	with the external auditors any fraud, illegal acts, deficiencies in internal control or other similar issues; and

xiv)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company;

d)

review with management and the external auditors any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

3.	FINANCIAL MANAGEMENT

The duties and responsibilities of the Committee as they relate to financial management are to:

a)	review and recommend approval by the Board of the annual capital and operating budgets;

b)

at regularly scheduled meetings, (i) review the Company’s financial position as disclosed in the income statement, balance sheet, statement of cash flows; (ii) review the Company’s forecast against the approved budget; (iii) review the Company’s cash position, liquidity and capital requirements.

4.	INTERNAL CONTROLS, RISK MANAGEMENT AND COMPLIANCE

The duties and responsibilities of the Committee as they relate to the internal controls, risk management and compliance are to:

a)

evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal controls and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities;

b)

review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting, Code of Business Ethics and risk management;

c)	review compliance under the Company’s Code of Business Ethics;

d)	review any issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;

e)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the external auditors have been implemented;

f)	review annually the adequacy and quality of the Company’s financial and accounting staffing;

g)

review annually with the external auditor any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, that have come to their attention during the conduct of their annual audit, and review whether internal control recommendations made by the auditor have been implemented by management;

h)

receive reports from management on assessment and management of risks and review major risk exposures and mitigation strategies as well as the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such risks;

i)	review and recommend for approval by the Board the appointment of the Chief Financial Officer and review appointment of any other key financial executives involved in the financial reporting process;

j)	establish procedures for:

i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

k)	review any correspondence from regulators or government entities or other issues relating to compliance with laws or regulations that could have an impact on the Company’s financial condition;

l)	receive a report from management on the Company’s source deductions and other remittances under applicable tax or other legislation;

m)	review and approve related party transactions.

5.	EXTERNAL AUDITOR

The duties and responsibilities of the Committee as they relate to the external auditor shall be as follows:

a)

to consider and make recommendations to the Board, to be put to shareholders for approval at the annual meeting of shareholders, in relation to the appointment, re-appointment and removal of the Company’s external auditor. The Committee shall oversee the selection process for a new auditor and if an auditor resigns the Committee shall investigate the issues leading to this and decide whether any action is required;

b)	to oversee the relationship with the external auditor, including, without limitation:

i)

to recommend to the Board for approval the terms of engagement of the external auditor, including remuneration for the audit, and review any engagement letter issued at the start of each audit and the scope of the audit;

ii)	to recommend to the Board for approval the engagement of the external auditor for interim reviews, including the remuneration therefor;

iii)

to assess annually their independence and objectivity taking into account relevant professional and regulatory requirements and the relationship with the auditor as a whole, including the provision of and fees for any non-audit services;

iv)

to satisfy itself that there are no relationships (such as family, employment, investment, financial or business) between the external auditor and the Company (other than in the ordinary course of business);

v)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

vi)

to monitor the auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements; and

vii)

to assess annually their qualifications, expertise and resources and the effectiveness of the audit process which shall include a report from the external auditor on their own internal quality procedures.

c)	to review with the external auditor, upon completion of the audit and interim reviews:

i)	contents of the report;

ii)	scope and quality of the audit work performed;

iii)	adequacy of the Company’s financial and auditing personnel;

iv)	co-operation received from the Company’s personnel during the audit;

v)	internal resources used;

vi)	significant transactions outside of the normal business of the Company;

vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

ix)	the non-audit services provided by the external auditors;

x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

xi)	the management letter and management’s response to the external auditor’s findings and recommendations.

and report to the Board in respect of the foregoing and on such other matters as they consider necessary;

d)

to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management in order to review any difficulties encountered by the external auditors in carrying out the audit and to resolve disagreements between the external auditors and management; and

e)	to pre-approve the retention of the external auditor for any non-audit service and the fee for such service.

The Committee may satisfy the pre-approval requirement in subsection (e) if:

i)

the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the services are provided;

ii)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii)

the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre- approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

f)

to oversee the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements which shall be in accordance with the following guidelines:

i)	no member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

ii)

no former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

iii)	the CFO or CEO must approve all office hires from the external auditor; and,

iv)	the CFO or CEO must report annually to the Committee on any hires within these guidelines during the preceding year.

COMMITTEE CHAIR

The Chair of the Committee shall be appointed annually by the Board and shall be a duly elected member of the Board and independent as determined pursuant to applicable securities law, rules and the requirements of any applicable stock exchange.

Where a vacancy occurs at any time in the position of the Committee Chair, it shall be filled by the Board. The Board may remove and replace the Committee Chair at any time.

The Chair of the Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)	organize the Committee to function independently of management, including organizing in-camera sessions and other meetings without management;

(b)	foster ethical and responsible decision-making by the Committee and its members;

(c)	deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus;

(d)	ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

(e)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(f)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

(g)	co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(h)	provide advice and counsel to the President and Chief Executive Officer and other senior members of management in the areas covered by the Committee’s mandate;

(i)	preside as chair of each meeting of the Committee; and

(j)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

APPENDIX A

AUDIT COMMITTEE CALENDAR OF ACTIVITIES

Agenda Item	February	May	August	November

Approve minutes of last meeting	X	X	X	X

Public Filings, Policies and Procedures

Receive a report on:	X	X	X	X

• current accounting, financial, tax and reporting issues

• results for the applicable period with variances from budget and projections

• critical accounting policies, significant estimates, alternative treatments of financial information and material communication between management and external auditor

• any changes in accounting policies, trends or practises or financial reporting requirements that may affect the financial statements

•       the (i) tax assessments, changes or other tax issues; and (ii) any material pending or threatened litigation, claims and assessments that could have a material impact on the Company’s financial position

• presentation, impact of or changes to significant risks and uncertainties

• any actual or potential breaches of debt covenants

Review any correspondence from securities regulators or other agencies regarding financial reporting or accounting policies	X	X	X	X

Review financial statement certification process and disclosure controls and procedures.	X	X	X	X

Review the annual financial statements and the auditor’s report thereon and related MD&A and press release and recommend approval of such documents to the Board.	X

Agenda Item	February	May	August	November

Review the annual information form and other annual public information documents (if applicable)	X

Review interim financial statements and MD&A and the auditor’s report thereon and recommend approval of the interim financial statements and MD&A to the Board.		X	X	X

Financial Management

Review the Company’s financial position as disclosed in the income statement, balance sheet, statement of cash flows	X	X	X	X

Review the Company’s forecast against the approved budget	X	X	X	X

Review the Company’s cash position, liquidity and capital requirements	X	X	X	X

Review and recommend approval by the Board of the annual capital and operating budgets				X

Internal Controls and Risk Management Systems

Review any reports under the Whistleblowing Policy	X	X	X	X

Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X

Review external auditor’s significant audit findings and management’s responses to suggestions made	X	X	X	X

Review adequacy of financial and accounting staff	X	X	X	X

Review hedging programs and policies	X	X	X	X

Chair of Committee to review Board Chair and CEO expenses	X	X	X	X

Agenda Item	February	May	August	November

Obtain assurance from the external auditor regarding the overall control environment and the adequacy of accounting system controls.	X

Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.			X

Receive report on risk assessment and risk management				X

Review insurance programs				X

Review compliance under the Code of Business Ethics				X

External Auditors

Receive report on audit/interim reviews from external auditor	X	X	X	X

Discuss in private with the external auditor matters affecting the conduct of their audit, interim reviews and other corporate matters.	X	X	X	X

Review and approve engagement of the external auditor for non-audit services.	X	X	X	X

Recommend to the Board the engagement of the external auditor for the interim reviews and related fees	X

Recommend to the Board the appointment of the external auditor for approval by the shareholders	X

Review of external auditor, including auditors’ report on independence and internal quality procedures	X

Review the audit plan with the external auditor and recommend the audit fees for approval by the Board				X

Agenda Item	February	May	August	November

Governance Matters

Review key finance polices, as required.	X	X	X	X

Review Audit Committee Charter.				X

Compliance with Laws and Regulations

Review any instances of fraud or illegal activities	X	X	X	X

Receive report on source deductions and other remittances	X	X	X	X

Review any compliance issues that could impact financial statements	X	X	X	X